Volaris Reports August 2026 Traffic Results:

Load Factor of 84%

Mexico City, Mexico, September 3, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its August 2026 preliminary traffic results.

In August, Volaris’ ASM capacity increased 15.8%, while RPMs for the month grew 15.4%. Mexican domestic RPMs rose 13.2%, while international RPMs increased 18.9%. Consolidated load factor decreased by 0.3 percentage points year-over-year to 84.4%. During the month, Volaris transported 3.2 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “August capped a well-executed summer season for Volaris, with our peak capacity deployment successfully capturing robust demand across both domestic and cross-border markets. As we transition into the seasonally softer fall period, we are proactively moderating capacity to align supply with demand.”

	August 2026	August 2025	Variance	YTD August 2026	YTD August 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,835	1,621	13.2%	12,729	12,432	2.4%
International	1,224	1,030	18.9%	8,802	7,696	14.4%
Total	3,059	2,650	15.4%	21,532	20,129	7.0%
ASMs (million, scheduled & charter)
Domestic	2,123	1,795	18.3%	14,362	14,019	2.4%
International	1,500	1,332	12.6%	10,893	9,905	10.0%
Total	3,623	3,127	15.8%	25,255	23,924	5.6%
Load Factor (%, RPMs/ASMs)
Domestic	86.4%	90.3%	(3.8) pp	88.6%	88.7%	0.0 pp
International	81.6%	77.3%	4.3 pp	80.8%	77.7%	3.1 pp
Total	84.4%	84.7%	(0.3) pp	85.3%	84.1%	1.1 pp
Passengers (thousand, scheduled & charter)
Domestic	2,368	2,006	18.0%	16,282	15,124	7.7%
International	822	708	16.1%	6,030	5,302	13.7%
Total	3,190	2,714	17.5%	22,313	20,425	9.2%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period performance or its year-over-year comparison will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 250 and its fleet from 4 to 156 aircraft. Volaris offers around 600 daily flight segments on routes that connect 46 cities in Mexico and 38 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.